UNITED STATES

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 00029245
                             CUSIP Number: 42216P205

(Check One)       [ ]    Form 10-K        [ ]Form 20-F       [ ]Form 11-K
                  [X]    Form 10-Q        [ ]Form N-SAR

                           For Period Ended:         September 30, 2000
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q and 10-QSB
                  [  ]     Transition Report on Form N-SAR
                           For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Health & Nutrition Systems International, Inc.
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Full Name of Registrant

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Former Name if Applicable

3750 Investment Lane, Suite 5, West Palm Beach, Florida  33407
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Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida  33407
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ] (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 10-Q and Form 10 - QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As a result of unexpected delays in gathering the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB, the report on Form 10-QSB cannot be timely filed without unreasonable effort or expense. The Registrant anticipates receiving the required information and filing of its Form 10-QSB by the extended due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                        Douglas P. Fremont    561 650-7982
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                          (Name)      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ] Yes   [ X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Health & Nutrition Systems International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     November 10, 2000.         By:        /s/Steven Pomerantz
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                                        Steven Pomerantz
                                        Chief Executive Officer and Treasurer

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).